Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements

($ In Millions)

	Three Months Ended June 30, 2013	Six Months Ended June 30, 2013
Excluding Interest on Deposits:
Fixed Charges:
Interest Expense (excluding interest on deposits)	$51	$108
One-Third of Rents, Net of Income from Subleases	7	14
Preferred Stock Dividends	9	18

Total Fixed Charges	$67	$140

Earnings:
Income Before Income Taxes	$841	$1,432
Fixed Charges—Excluding Preferred Stock Dividends	58	122

Total Earnings	$899	$1,554

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	13.42x	11.1x

Including Interest on Deposits:
Fixed Charges:
Interest Expense	$104	$211
One-Third of Rents, Net of Income from Subleases	7	14
Preferred Stock Dividends	9	18

Total Fixed Charges	$120	$243

Earnings:
Income Before Income Taxes	$841	$1,432
Fixed Charges—Excluding Preferred Stock Dividends	111	225

Total Earnings	$952	$1,657

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	7.93x	6.82x